EXHIBIT 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Cameco Corporation
We consent to the inclusion in this annual report on Form 40-F of:
•	our auditors’ report dated February 12, 2009 on the consolidated balance sheets of Cameco Corporation (the “Corporation”) as at December 31, 2008 and 2007, and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for each of the years in the 2-year period ended December 31, 2008,

•	our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated February 12, 2009,

•	our auditors’ report on reconciliation to United States GAAP dated February 12, 2009, and

•	our Report of Independent Registered Public Accounting Firm dated February 12, 2009 on the Corporation’s internal control over financial reporting as of December 31, 2008, each of which is contained in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2008.
We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

/s/ KPMG LLP Chartered Accountants

Saskatoon, Canada
March 27, 2009